NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

July 26, 2007

Sierra Wireless Reports Second Quarter 2007 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting second quarter 2007 results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“Our results for the second quarter of 2007 illustrate the continued growth and momentum in our business.  We achieved record quarterly revenue, volume and earnings.  Our business model leverage continued to improve, as we lowered operating expenses as a percentage of sales to 19.4% and delivered an operating margin of 7.6%, compared to 3.9% a year ago,” said Jason Cohenour, President and Chief Executive Officer.  “In addition to delivering strong financial results, we launched important new products, such as USB modems and ExpressCards, with several customers around the world and considerably expanded our product footprint in key customer channels.  We also completed our acquisition of AirLink Communications one month earlier than planned and got off to a fast start on integration.  AirLink is already contributing to our results in a positive way and we expect the transaction to be accretive to earnings in the current quarter — well ahead of our initial expectations.  Looking forward, we expect that our rapid pace of new product introductions, strong channel position and expansion of our newly acquired M2M business will drive continued revenue growth and improving profitability in the second half of 2007.”

Q2 2007 Financial Results

Our revenue for the second quarter of 2007 amounted to a record $107.4 million, gross margin was $29.0 million, or 27.0% of revenue, operating expenses were $20.9 million and net earnings were $6.7 million, or diluted earnings per share of $0.25.  Integration costs related to the AirLink Communications, Inc. (“AirLink”) acquisition were not material in the second quarter of 2007.  Our balance sheet remains strong, with $90.1 million of cash and short-term investments, which includes net cash of $11.5 million used in the acquisition of AirLink and the generation of $7.0 million of cash from operations.

Results for the second quarter of 2007, relative to guidance provided on April 26, 2007 are as follows:

Second quarter revenue for 2007 of $107.4 million was better than our guidance of $94.0 million, which includes a one month contribution from AirLink. Our earnings from operations were $8.1 million, better than our guidance of $6.0 million.  Our net earnings of $6.7 million, or diluted earnings per share of $0.25, were also better than our guidance of net earnings of $5.5 million, or diluted earnings per share of $0.21.

Results for the second quarter of 2007, compared to the second quarter of 2006 are as follows:

Second quarter revenue increased by 94% to $107.4 million in 2007 from $55.2 million for the same period in 2006. Gross margin for the second quarter of 2007 was 27.0% of revenue, compared to 34.1% for the same period in 2006. Operating expenses were $20.9 million in the second quarter of 2007, compared to $16.7 million in the same period of 2006. Net earnings for the second quarter of 2007 were $6.7 million, or diluted earnings per share of $0.25, compared to net earnings of $3.8 million, or diluted earnings per share of $0.15, in the same period of 2006.

Our second quarter results for 2007 include the results of AirLink since May 25, 2007, the date of acquisition.  AirLink contributed revenue of $3.6 million at a gross margin of 50%, operating expenses of $1.1 million and operating earnings of $0.7 million.

Included in our results are stock-based compensation expense and amortization resulting from the acquisitions of AirPrime, Inc. in 2003 and AirLink in May 2007.  Adjusting for these amounts, our non-GAAP results are as follows:

(in millions of U.S. dollars)	Q2 2007	Q2 2006

Earnings from operations - GAAP	$8.1	$2.2
Stock-based compensation	1.2	1.0
Acquisition related amortization	0.6	0.3
Earnings from operations — Non-GAAP	$9.9	$3.5

Net income — GAAP	$6.7	$3.8
Net income — Non-GAAP	8.0	4.8

Diluted earnings per share — GAAP	$0.25	$0.15
Diluted earnings per share — Non-GAAP	0.30	0.19

Results for the second quarter of 2007, compared to the first quarter of 2007 are as follows:

Revenue for the second quarter of 2007 amounted to $107.4 million, an increase of 26%, compared to $85.4 million in the first quarter of 2007. Gross margin was 27.0% of revenue in the second quarter of 2007, compared to 27.3% in the first quarter of 2007. Operating expenses were $20.9 million in the second quarter of 2007, compared to $17.8 million in the first quarter of 2007. Net earnings for the second quarter of 2007 were $6.7 million, or diluted earnings per share of $0.25, compared to net earnings of $5.3 million, or diluted earnings per share of $0.20, in the first quarter of 2007.

Acquisition of AirLink Communications, Inc.

On May 25, 2007, we completed the acquisition of AirLink, a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications.  The results of AirLink’s operations have been included in our consolidated financial results since that date.  We believe that our combination with AirLink establishes us as a leader in the profitable rugged mobile market, diversifies our business into the growing M2M segment and enhances our earnings power.  Integration of AirLink is well underway and we expect the transaction to be accretive to earnings in the third quarter of 2007.

Second Quarter Highlights Included:

•                  Commercial availability of our AirCard® 875U USB modem on the AT&T Broadband Connect network.  We now have two HSDPA AirCard products available from AT&T.

•                  Commercial availability of our AirCard 875U USB modem from O2 UK.  We now have two HSDPA AirCard products available from O2.

•                  Commercial availability of the AirCard 595U USB modem and MP 595 GPS in Canada for use on the TELUS high speed EVDO Rev A service.

•                  Selection of our AirCard 875 PC card by ONE Austria to provide mobile broadband connectivity for customers of its newly launched HSDPA network.

•                  Commercial availability of our AirCard 597E Express Card on the Sprint Mobile Broadband EV-DO Rev A network.  We now have three EVDO Rev A AirCard products available from Sprint.

•                  We announced that our newly acquired PinPoint X and Raven X products have been certified and are commercially available for use on the Verizon Wireless EV-DO Rev A network.

•                  Just after quarter end we announced the commercial availability of the AirCard 595U USB modem and AirCard 597E ExpressCard for EVDO Rev A with Telecom New Zealand.

Financial Guidance

The following guidance for the third quarter of 2007 reflects our current business indicators and expectations. Similar to the second quarter of 2007, our guidance for the third quarter includes a significant revenue contribution from expected new product and channel launches.  There are uncertainties associated with the launch and early ramp of new products that could affect our ability to achieve guidance.  As a result of our anticipated new product launch activity, the acquisition of AirLink and integration costs, we expect third quarter operating expenses to increase relative to the second quarter.  We also expect a sequential improvement over the second quarter in gross margin percentage as a result of having a full quarter of AirLink contribution, more favorable product mix and improved product cost.    Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Non-GAAP Adjustments
Q3 2007 Guidance	GAAP	Stock Comp	Acquisition Amortization (1)	Integration Costs	Non- GAAP

Revenue	$109 million				$109 million
Earnings from operations	$9.4 million	$1.2 million	$1.0 million	$0.3 million	$11.9 million
Net earnings	$7.6 million	$0.9 million	$0.8 million	$0.2 million	$9.5 million
Diluted earnings per share	$0.27/share				$0.34/share

(1) Represents purchase price amortization associated with the acquisition of AirLink Communications, Inc. in May 2007 and the acquisition of AirPrime, Inc. in 2003.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, July 26, 2007 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-733-7560   Passcode:  Not required

or

1-416-644-3416   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL or enter

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1855920

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917 Passcode: 21231741#

Webcast (available for 90 days)

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1855920

No Passcode is required.

We look forward to having you participate in our call.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the third quarter of 2007, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless modems and software connect people and systems to mobile broadband networks around the world that keep them in touch, informed and productive from wherever they need to be. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, machine-to-machine, and specialized vertical industry markets and provides professional services to customers requiring expertise in wireless design, integration and carrier certification. Sierra Wireless is headquartered in Richmond, British Columbia, Canada with additional offices in Carlsbad and Hayward, California; London; and Hong Kong. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Revenue	$107,379	$55,223	$192,807	$100,447
Cost of goods sold	78,383	36,366	140,494	64,933
Gross margin	28,996	18,857	52,313	35,514

Expenses
Sales and marketing	4,923	3,726	9,020	7,476
Research and development	11,606	8,905	21,491	16,433
Administration	3,448	3,301	6,589	6,048
Amortization	889	748	1,557	1,507
	20,866	16,680	38,657	31,464
Earnings from operations	8,130	2,177	13,656	4,050

Other income	758	1,306	2,007	2,481
Earnings before income taxes	8,888	3,483	15,663	6,531
Income tax expense (recovery)	2,218	(287)	3,736	174
Net earnings	6,670	3,770	11,927	6,357
Deficit, beginning of period	(67,804)	(80,270)	(73,061)	(82,857)
Deficit, end of period	$(61,134)	$(76,500)	$(61,134)	$(76,500)

Earnings per share for the period:
Basic	$0.25	$0.15	$0.46	$0.25
Diluted	$0.25	$0.15	$0.45	$0.25

Weighted average number of shares (in thousands)
Basic	26,405	25,602	26,065	25,547
Diluted	26,722	25,959	26,340	25,848

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	June 30, 2007	December 31, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$71,227	$46,438
Short-term investments	18,826	40,554
Accounts receivable, net of allowance for doubtful accounts of $1,991 (2006 — $1,867)	69,013	57,441
Inventories	36,130	18,889
Deferred income taxes	77	118
Prepaid expenses	4,181	6,032
	199,454	169,472

Fixed assets	14,169	13,400
Intangible assets	22,600	9,892
Goodwill	29,449	18,409
Other	—	435
	$265,672	$211,608

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$38,169	$16,608
Accrued liabilities	36,841	39,543
Deferred revenue and credits	995	633
Deferred income taxes	1,146	—
Current portion of long-term liabilities	553	847
	77,704	57,631

Long-term liabilities	942	1,145

Shareholders’ equity:
Share capital	243,894	221,861
Additional paid-in capital	3,457	3,240
Warrants	1,538	1,538
Deficit	(61,134)	(73,061)
Accumulated other comprehensive loss	(729)	(746)
	187,026	152,832
	$265,672	$211,608

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Cash flows from operating activities:
Net earnings for the period	$6,670	$3,770	$11,927	$6,357
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	4,116	2,369	6,925	4,493
Stock-based compensation	1,219	994	2,104	1,875
Loss (gain) on disposal	(20)	25	(20)	31
Utilization of pre-acquisition tax losses	602	—	802	—
Deferred income taxes	41	—	41	—
Changes in operating assets and liabilities
Accounts receivable	(16,220)	(8,356)	(8,715)	(7,363)
Inventories	(4,492)	(8,423)	(13,548)	(16,352)
Prepaid expenses and other assets	1,075	1,168	2,349	1,766
Accounts payable	7,193	10,371	18,353	14,066
Accrued liabilities	6,783	684	(3,495)	(3,125)
Deferred revenue and credits	(9)	374	217	382
Net cash provided by operating activities	6,958	2,976	16,940	2,130

Cash flows from investing activities:
Business acquisition, net of cash acquired of $1,510	(11,512)	—	(11,893)	—
Proceeds on disposal	21	1	21	5
Purchase of fixed assets	(1,893)	(4,170)	(4,719)	(5,385)
Increase in intangible assets	(205)	(334)	(382)	(513)
Purchase of short-term investments	(9,602)	(16,984)	(64,104)	(24,205)
Proceeds on maturity of short-term investments	49,664	22,996	86,874	40,091
Net cash provided by investing activities	26,473	1,509	5,797	9,993

Cash flows from financing activities:
Issue of common shares, net of share issue costs	2,420	995	2,549	1,149
Increase (decrease) in long-term liabilities	12	(66)	(497)	(372)
Net cash provided by financing activities	2,432	929	2,052	777

Net increase in cash and cash equivalents	35,863	5,414	24,789	12,900
Cash and cash equivalents, beginning of period	35,364	72,097	46,438	64,611
Cash and cash equivalents, end of period	$71,227	$77,511	$71,227	$77,511